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Re:	Multi Packaging Solutions International Limited
Amendment No. 3 to Registration Statement on Form S-1
Filed September 14, 2015
File No. 333-205278

Dear Ms. Nguyen:

On behalf of our client, Multi Packaging Solutions International Limited, a Bermuda exempted limited liability company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 4 (“Amendment No. 4”) to the above-captioned Registration Statement on Form S-1 of the Company filed with the Commission on June 26, 2015, as amended by Amendment No. 1 filed with the Commission on August 11, 2015, Amendment No. 2 filed with the Commission on September 14, 2015 and Amendment No. 3 filed with the Commission on September 30, 2015 (“Amendment No. 3”) (collectively, the “Registration Statement”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Marc Shore, the Company’s Chief Executive Officer, dated October 2, 2015, from the staff of the Commission (the “Staff”). For your convenience, we are also providing copies of Amendment No. 4, marked to show changes against Amendment No. 3, in the traditional non-EDGAR format to each of Sandra Eisen, Ethan Horowitz, Anuja A. Majmudar and you.

October 9, 2015

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Our Principal Shareholders, page 14

1.	We note that affiliates of Madison Dearborn and Carlyle will continue to be controlling shareholders of your company after this offering and will have the right to designate a number of directors to your board pursuant to a shareholders’ agreement. Please file the shareholders’ agreement with your registration statement.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has filed the shareholders’ agreement as Exhibit 10.15.

Financial Statements of Multi Packaging Solutions Global Holdings Limited, page F-3

Note 21 – Segments, page F-53

2.	Your response to prior comment 6 states that it is impracticable to identify the amount of net sales for labels, cartons, inserts, and rigid packaging. Considering that you appear to provide pro forma net sales information for these product offerings on pages 89-90 of your filing, please further explain to us how you concluded that it is impracticable to provide disclosure on this basis to comply with FASB ASC 280-10-50-40.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages F-55 and F-56 to provide further detail regarding net sales for labels, cartons, inserts, and rigid packaging.

Sincerely,

/s/ Patrick H. Shannon

Patrick H. Shannon of LATHAM & WATKINS LLP

Enclosures

cc: (via email)

Marc Shore, Multi Packaging Solutions International Limited

William H. Hogan, Multi Packaging Solutions International Limited

Jason M. Licht, Latham & Watkins LLP

Sandra Eisen

Ethan Horowitz

Anuja A. Majmudar